Join Industry Water Filtration to Save Water.mp4 (5m 31s) 1 speaker (Dr. Richard Y.)

[0:00:01] Dr. Richard Y.: I'm Dr. Richard Yonda, president of Industry Water Filtration and the inventor of our patented water filtration technology. We are in the last 30 days of our funding drive using equity crowd funding through wefunder.com. Get all the details about our company at wefunder.com/industrywaterfiltration. I'll bet the first question that pops into your mind is, why did I bother inventing a water filtration machine? There are tons of excellent pieces of equipment in the industry already that are used all over the world. How could I possibly improve on it? I think the old ways of water filtration need a shake up. A truly disruptive innovation. The growing water crisis has caused water purity regulations to be tightened every year, more and more. The filter technology that is available now was either developed decades ago, or is an expensive upgrade of old legacy technology. New regulations are not satisfied using the old technology or are handled using very expensive adaptations of antique tech. What's the problem with the old tech? It won't efficiently remove small enough particulates from high volumes of water at a low enough cost. The industry water filtration technology was precisely designed to satisfy these rigorous new requirements at the lowest possible cost per gallon of water filtered. Our production machine filters one half million gallons per day. An important surprise benefit is that in many industries, water filtered through our fine filters can be reused, greatly reducing overall water consumption. The frequency of droughts raises conservation concerns. We are all about conservation of water. Five prototype machines have been built and tested over the years. This is prototype number five. It has been taken to a number of potential customer sites and has allowed us to perfect the design. Customer have told us what their needs are, and we have improved our design to fit their needs. What's a good target particle size for particle removal? US Navy provides a good tip. They use reverse osmosis for producing drinking water. The pre-filter for reverse osmosis membranes must remove particles that are five microns or more in diameter. So the filter pores must be five microns or less in diameter, which is the standard particle filtration size for Industry Water Filtration machinery. We will enthusiastically market to the US military. The food processing industry is another very important market. The US and Canada have strict guidelines on all aspects of water use. Pre-washed water for incoming produce often cannot be reused without expensive purification. We have worked with a tomato processor in California who uses four million gallons per day during their processing season. We could reclaim in excess of 90% of that water for reuse. Also, wastewater must be processed before being released into streams or water tables. Five micron filters often satisfy these requirements without further expensive processing. The IWF technology is well suited to the fish farming industry. Limiting water use is a high priority for them. Flushing with clean water is necessary to reduce contaminant concentrations, if tank water is not effectively filtered. Our technology will constantly remove contaminants and save water. There are many applications for this technology. Being able to process high volumes of water continuously through five micron filters is the IWF advantage. Doing so at a comparatively low cost is a game changer. It's time for us to bring this technology to the market. Join us in conserving water. You can help us bring this new technology to the marketplace, you can invest in us through the end of June. Get all the details at the crowd funding site, wefunder.com/industrywaterfiltration, and see our website at industrywaterfiltration.com. [0:05:31]